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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 _____ AND ENDING 12/31/2020 _____

                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Placement Group

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

350 Tenth Avenue, 11th Floor

                                        (No. and Street)

San Diego	CA	92101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARTHA E SOTO-ACEVES   SEC (619) 326-1250
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

MAR 02 2021

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report* Washington, DC

MARCUM,LLP

                            (Name – if individual, state last, first, middle name)

Nine Parkway North , Suite 200	Deerfield	Illinois	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PUBLIC

OATH OR AFFIRMATION

I, Martha E Soto Aceves _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Investment Placement Group _____ , as
of December 31 _____ , 20 20 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of CALIFORNIA
County of SAN DIEGO

Subscribed and sworn to (or affirmed) before me on this 25 day of FEBRUARY 2021 by
MARTHA E. SOTO _____ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public _____



ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Investment Placement Group

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Investment Placement Group (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Marcum LLP

Deerfield, Illinois
February 25, 2021

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

INVESTMENT PLACEMENT GROUP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets

Cash and cash equivalents and restricted cash	$	436,430
Receivables:		
Clearing organizations		1,787,547
Other		35,368
Securities owned, at fair value		6,972,192
Prepaid expenses and other assets		503,160
Furniture, equipment, and leasehold improvements, net		19,043
Deferred tax assets		339,268
Right of use assets - operating leases, net		2,090,628
Due from related party		220,726
Total Assets	$	12,404,362

Liabilities and Shareholders' Equity

Liabilities

Note payable - bank	$	628,471
Accounts payable and accrued expenses		225,129
Commissions payable		496,165
Due to clearing organization		1,877,519
Income taxes payable		66,456
Lease liabilities		2,279,732
Total Liabilities		5,573,472

Shareholders' Equity

Common stock - Series A, no par value,	
146,719 shares authorized, issued and outstanding	3,832,041
Additional paid-in-capital	565,075
Retained earnings	2,433,774
Total Shareholders' Equity	6,830,890
Total Liabilities and Shareholders' Equity	$ 12,404,362

The accompanying notes are an integral part of these financial statements

INVESTMENT PLACEMENT GROUP

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2020

NOTE 1 – NATURE OF ORGANIZATION

Investment Placement Group (the "Company"), a California corporation, is a registered broker-dealer in securities under the Securities and Exchange act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a(d)(3) and does not hold customer funds or securities for business activities relating to the execution and clearance of trades. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. As a result, the Company is exempt from certain provisions and requirements of the SEC for business activities relating to the execution and clearance of trades.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of its financial condition, results of operations, and cash flows.

CASH EQUIVALENTS AND RESTRICTED CASH

The Company considers liquid investments with original maturities of three months or less to be cash equivalents. Restricted cash consists of deposits with clearing organizations. The balance of restricted cash was $263,760 as of December 31, 2020 and is reported on the Statement of Financial Condition under Cash and cash equivalents and restricted cash.

INVESTMENT PLACEMENT GROUP

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2020

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS AND OTHER RECEIVABLES

The balances shown as receivable from and payable to clearing organizations and other receivables represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets, such as property and equipment, may be impaired, an evaluation of recoverability is performed. As of December 31, 2020, management has determined that the Company's assets are not impaired.

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company used various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY (CONTINUED)

The fair value hierarchy is categorized into three levels based on the input as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – VALUATION TECHNIQUES

Investments in Securities and Securities Owned

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year.

Corporate Bonds

The fair value of corporate bonds is estimated using readily available market price quotations as of the last business day of the year. Corporate bonds are categorized in Level 1 of the fair value hierarchy.

RIGHT OF USE ASSETS – OPERATING LEASES

The Company is a lessee in several noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RIGHT OF USE ASSETS – OPERATING LEASES (CONTINUED)

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

INCOME TAXES

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company does not have any unrecognized tax benefit as of December 31, 2020. Potential interest and penalties, if any, associated with such uncertain tax positions would be recorded as a component of income tax expense.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

NOTE 3 – FAIR VALUE MEASUREMENTS

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2020:

(see following page)

INVESTMENT PLACEMENT GROUP

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2020

NOTE 3 – FAIR VALUE MEASUREMENTS (CONTINUED)

Description	Level 1	Level 2	Level 3	Total
Assets				
Corporate Bonds				
Brazil:				
Financial	$ 204,252	$ --	$ --	$ 204,252
Canada:				
Industrials	278,250	--	--	278,250
Cayman Islands:				
Consumer, non-cyclical	205,502	--	--	205,502
Materials	145,196	--	--	145,196
Metals & mining	324,750	--	--	324,750
Oil & gas service & equipment	142,475	--	--	142,475
Colombia:				
Consumer, cyclical	201,410	--	--	201,410
Financial	257,825	--	--	257,825
France:				
Communications	315,750	--	--	315,750
Financial	204,806	--	--	204,806
Germany:				
Financial	496,778	--	--	496,778
Luxembourg:				
Basic materials	215,002	--	--	215,002
Consumer, non-cyclical	147,564	--	--	147,564
Mexico:				
Communications	154,688	--	--	154,688
Consumer, cyclical	86,000	--	--	86,000
Consumer, discretionary	120,750	--	--	120,750
Norway:				
Financial	209,100	--	--	209,100
Spain:				
Financial	241,206	--	--	241,206
Sweden:				
Financial	200,500	--	--	200,500
Switzerland:				
Financial	540,403	--	--	540,403
United Kingdom:				
Financial	1,088,306	--	--	1,088,306
United States:				
Basic materials	137,250	--	--	137,250
Energy	350,910	--	--	350,910
Financial	494,509	--	--	494,509
Venezuela:				
Energy	5,250	--	--	5,250
Total Corporate Bonds	6,768,432	--	--	6,768,432
Equity				
Spain:				
Financial	203,760	--	--	203,760
Total Equity	203,760	--	--	203,760
Total Assets	$6,972,192	$ --	$ --	$6,972,192

NOTE 4 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

As of December 31, 2020, Furniture, equipment and leasehold improvements, net consisted of the following:

			Useful Life
Furniture and fixtures	$	480,437	7
Leasehold improvements		430,482	10
Office equipment		400,227	5
Capital leases		17,790	3
Automobile		31,600	5
Total		1,360,536	
Less: accumulated depreciation and amortization		(1,341,493)	
Furniture, equipment and leasehold improvements, net	$	19,043	

NOTE 5 – INCOME TAXES

Deferred income taxes are the result of timing differences between book and taxable income. The significant components of the Company's deferred tax assets and liabilities as of December 31, 2020, was:

Deferred tax assets (liabilities):		
Realized gains and losses	$	114,993
Unrealized gains and losses		97,185
Depreciation expense		76,031
Operating lease amortization		51,059
Total	$	339,268

The provisions of ASC 740-10 "Accounting for Uncertain Income Tax Positions", requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no uncertain tax positions requiring recognition under ASC 740-10 as of December 31, 2020.

The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of December 31, 2020.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

NOTES PAYABLE

The Company has a note payable with San Diego Private Bank for $1,358,000. The note calls for the remaining principal loan balance of $628,471 to bear interest at 4.8% per annum and calls for 48 remaining payments of approximately $14,435. The note is guaranteed by the Company's shareholders and collateralized by the fixed assets and tangible property of the Company. The Company is subject to certain financial and non-financial covenants. Future payments on the note are as follows:

Year ending December 31,		
2021	$	145,866
2022		153,128
2023		160,748
2024		168,729
	$	628,471

Subsequent to year end, the Company received an additional PPP Loan for the amount of $516,500.

OPERATING LEASES

The Company has leases for office space in Miami, Florida; Houston, Texas; and San Diego, California that expire in February 2025, May 2022 and May 2023, respectively. The Company classified these leases as operating leases. The Miami and San Diego leases contain renewal options for five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods were not included in determining the lease term, and associated payments under these renewal options were excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other information related to leases as of December 31, 2020 was as follows:

Weighted average remaining operating lease term: 2.9 years

Weighted average discount rate for operating leases:4.75%

NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)
OPERATING LEASES (CONTINUED)

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2020 are as follows:

Year ending December 31,		
2021	$	849,830
2022		892,756
2023		480,893
2024		187,812
2025		31,608
Total undiscounted lease payments		2,442,899
Less: imputed interest		163,167
Total lease liabilities	$	2,279,732

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer security transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to clearing agreements, the Company introduces substantially all of its securities transactions to Pershing, its clearing broker, on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of Pershing, in accordance with the clearing agreement, the Company has agreed to indemnify Pershing for losses, if any, which Pershing may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and Pershing monitor collateral on the customers' accounts.

The Company maintains several bank accounts at financial institutions both in the United States and foreign countries. Those balances in the United States accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC") up to $500,000. At times during the year ended December 31, 2020, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits and/or in uninsured foreign accounts. The Company has not experienced any losses in these accounts.

The Company's investment in corporate bonds includes those issued by foreign entities. The Company has not experienced any losses as a result of such investments nor does the Company believe it is exposed to any significant credit risk on its investment in corporate bonds.

NOTE 8 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2020, the Company had net capital of $4,400,292 which exceeded required net capital of $250,000 by $4,150,292. The Company's ratio of aggregate indebtedness to net capital was .79 to 1 at December 31, 2020, which was less than the maximum ratio of 15 to 1.